UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Item

1.         Financial information consisting of a free translation of (i) Telecom Argentina’s Operating Financial Review and Prospects, and (ii) the Unaudited Condensed Consolidated Financial Statements of Telecom Argentina as of September 30, 2019.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of September 30, 2019

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$57.59 = US$1 as of September 30, 2019

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND 2018

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2019

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of September 30, 2019 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the nine-month period ended September 30, 2018, restated to current currency as of September 30, 2019.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the consolidated financial statements) of the last three years and as of September 30, 2019 and 2018 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of September 30, 2018	As of September 30, 2019

Variation in Prices
Annual	34.6%	24.7%	47.6%	40.4%	53.7%
Accumulated 3 years	102.2%	96.6%	147.8%	137.4%	159.9%
Accumulated 3 months since June, 2019	n/a	n/a	n/a	14.1%	12.5%
Accumulated 9 months	n/a	n/a	n/a	32.3%	37.7%

As established by the rules of the CNV, it will be included comparative information restated to current currency as of the closing date until reaching five comparative fiscal years.

2.            Telecom’s activities for the nine-month periods ended September 30, 2019 (“9M19”) and 2018 (“9M18”)

			Variation
	9M19	9M18	$	%
Revenues	159,699	177,898	(18,199)	(10.2)
Employee benefit expenses and severance payments	(30,408)	(31,105)	697	(2.2)
Interconnection and transmission costs	(5,102)	(5,701)	599	(10.5)
Fees for services, maintenance, materials and supplies	(17,223)	(17,246)	23	(0.1)
Taxes and fees with the Regulatory Authority	(12,509)	(14,319)	1,810	(12.6)
Commissions and advertising	(9,538)	(11,312)	1,774	(15.7)
Cost of equipment and handsets	(7,495)	(10,162)	2,667	(26.2)
Programming and content costs	(12,043)	(12,760)	717	(5.6)
Bad debt expenses	(4,348)	(3,553)	(795)	22.4
Other operating income and expenses	(7,814)	(9,597)	1,783	(18.6)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(38,820)	(33,807)	(5,013)	14.8
Operating income	14,399	28,336	(13,937)	(49.2)
Earnings from associates	(204)	209	(413)	(197.6)
Financial results, net	(14,360)	(51,520)	37,160	(72.1)
Loss before income tax (expense) benefit	(165)	(22,975)	22,810	(99.3)
Income tax (expense) benefit	(12,532)	11,291	(23,823)	(211.0)
Net loss	(12,697)	(11,684)	(1,013)	8.7

Attributable to:
Controlling Company	(12,941)	(11,758)	(1,183)	10.1
Non-controlling interest	244	74	170	229.7
	(12,697)	(11,684)	(1,013)	8.7

Basic and diluted loss per share attributable to the Controlling Company (in pesos)	(6.01)	(5.46)

•                Revenues

During 9M19 consolidated revenues showed a decrease of 10.2% (-$18,199 vs. 9M18) amounting to $159,699. This is due to the Mobile, Internet and Cable Television service revenues and equipment revenues, partially offset by higher Fixed and Data Services revenues.

Services revenues amounted to $149,641 (-8.9% vs. 9M18) and represent 93.7% of revenues. Mobile services revenues amounted to $54,829 in 9M19 (-$7,028 vs. 9M18), Internet Services revenues amounted to $35,859 in 9M19 (-$4,144 vs. 9M18) and the Cable Television Services revenues amounted to $33,390 in 9M19 (-$4,893 vs. 9M18) and fixed telephony and data service revenues amounted to $25,021 (+$1,724 vs. 9M18). Equipment revenues decreased 26.0%, amounting to $10,058 and represent 6.3% of revenues.

TELECOM ARGENTINA S.A.

Total Revenues include $21,821 and $78,404 related to the effect of restatement in terms of current currency as of September 30, 2019 in 9M19 and 9M18, respectively.

Mobile Services

Mobile services revenues amounted to $54,829 (-$7,028 or -11.4% vs. 9M18), being the main business in term of service revenues (36.6% and 37.6% of services revenues in 9M19 and 9M18, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $47,525 (-$7,730 or -14.0% vs. 9M18), due to the decrease of 8.3% in ARPU, partially offset by an increase in the customers’ base of 2.7%.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in mobile services revenues amounts to $7,436 and $27,346 in 9M19 and 9M18, respectively.

Personal’s mobile customers amount to 19.0 million and 18.5 million as of September 30, 2019 and 2018, respectively, of which 7.5 million and 7.0 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•                60% of total are prepaid customers, and 40% consist of postpaid customers as of September 30, 2019, while it amounts to 62% and 38% respectively, as of September 30, 2018.

•               Mobile Internet services revenues are equivalent to 76% of Personal’s customers total services revenues.

•               The monthly average revenue per user (“ARPU”) is $281.1 pesos in 9M19 (vs. $306.5 pesos in 9M18), representing a -8.3% variation. The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in ARPU amounts to $39.9 pesos and $135.7 pesos in 9M19 and 9M18, respectively.

•                The average churn rate per month amounted to 2.1% in 9M19 (vs. 2.7% average in 9M18).

On June 30, 2019, all services identified under Nextel brand (including the radio service over IDEN network) were discontinued. Therefore, through its corporate services brand Fibercorp | Telecom, presented “Smart Radio”, a new option to continue communicating for its customers and their businesses. Smart Radio is a new service for direct and immediate voice connections with multimedia messaging for companies and governments, which offers the best benefits of Personal 3G / 4G network and also for WiFi. In addition, hard equipment was incorporated, such as CAT S31 and Cyrus CM17, which have dedicated buttons specially designed for work contexts, either in a construction or in a factory.

Regarding infrastructure, the Company continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, which currently covers more than 1,670 locations from La Quiaca to Ushuaia, and reaching more than 13.4 million customers with 4G devices throughout the country. Accompanying these improvements, through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

On the other hand, in the first months of this year, Personal and Fibertel brands came together to offer the best Wi-Fi connectivity and 4G service experience, with benefits for their Club Personal customers.

Mobile services revenues generated in Paraguay amounted to $7,304 (+$702 or +10.6% vs. 9M18) due to the appreciation of the Guaraní against the Argentine Peso by 23.3% and to the increase in ARPU, while the customer base remained stable.

The main ratios related to the mobile services in Paraguay were:

•                Núcleo’s mobile customers amount to 2.3 million as of September 30, 2019 and 2018.

•                 Approximately 83% of total customers consist of prepaid customers, and 17% consist of postpaid customers as of September 30, 2019 and 2018.

•                 The monthly ARPU amounted to $302.6 pesos in 9M19 (vs. $271.5 pesos in 9M18), representing a 11.4% increase. This increase is mainly due to a 6.7% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.

•                 The average churn rate per month amounted to 3.2% in 9M19 (vs. 3.0% in 9M18).

TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to $35,859 in 9M19 (-$4,144 or -10.4% vs. 9M18) driven mainly by the variation in the broadband ARPU of -11.2%, which reached $967.2 pesos in 9M19 vs. $1,089.0 pesos in 9M18. The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in ARPU amounts to $137.3 pesos and $482.3 pesos in 9M19 and 9M18, respectively.

It should be noted that customers with service of 20Mb or higher represent 59.2% and 34.7% of the total customer base as of September 30, 2019 and 2018, respectively. These revenues represent a 49% and 35% of total Internet services revenues as of September 30, 2019 and 2018, respectively. Within this range there are customers who have plans of 100 Mb and 300 Mb (recently released to the market), that as of September 30, 2019 amount to 390,314 and 195,695, respectively.

Internet services churn rate per month amounted to 1.5% and 1.3% as of September 30, 2019 and 2018, respectively, maintaining stable the subscriber base in 9M19, which amounts to 4.1 million.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in internet services revenues amounts to $4,918 and $17,555 in 9M19 and 9M18, respectively.

Cable Television Services

Cable Television service revenues amounted to $33,390 in 9M19 (-$4,893 or -12.8% vs. 9M18). The variation is mainly due to the effects of the ARPU and a lower customer base of approximately 1.6%. The ARPU has decreased by 11.6%, reaching $1,065.7 pesos in the 9M19 vs. $1,205.2 pesos in 9M18. The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in ARPU amounts to $151.3 pesos and $533.8 pesos in 9M19 and 9M18, respectively.

The average monthly churn of 9M19 amounted to approximately 1.3% (vs. 1.2% in 9M18).

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Cable television services revenues amounts to $4,612 and $16,866 in 9M19 and 9M18, respectively.

Fixed Telephony and Data Services

Fixed Telephony and data services revenues amounted to $25,021 (+$1,724 or +7.4% vs. 9M18), mainly due the increase in data services in the context of the Company’s position as an integrated ICT service provider (Datacenter, VPN, among others) in wholesale and government customers.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Fixed and Data services revenues amounts to $3,381 and $10,211 in 9M19 and 9M18, respectively.

In relation to Fixed telephony services, there have been increases in monthly fees charged to both corporate and residential fixed telephony customers, and in greater sales of combined product packs that include voice and Internet services, that aim to achieve higher levels of customer loyalty, partially offset by a 11.7% decrease in fixed telephony customers´ base as compared to 9M18. The average monthly revenue billed per user (“ARBU”) of fixed telephony services has reached $390.1 pesos in 9M19 vs. $378.5 pesos in 9M18. The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in ARBU amounts to $55.4 pesos and $167.6 pesos in 9M19 and 9M18, respectively.

On the other hand, the increase in Data services revenues, is mainly due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to $10,058 (-$3,536 or -26.0% vs. 9M18). This variation is mainly due to lower handsets sold as compared to 9M18 (-31%), partially offset by an approximately 71% increase in handset sale prices to the mobile services customers as compared to 9M18.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Equipment revenues amounts to $1,408 and $6,010 in 9M19 and 9M18, respectively.

TELECOM ARGENTINA S.A.

•               Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of Use assets

Consolidated operating costs amounted to $106,480 in 9M19, which represents a decrease of $9,275 or -8.0% vs. 9M18. These lower costs are mainly associated with the decrease in Taxes and fees with the Regulatory Authority, Commissions and advertising and Cost of equipment and handsets, Interconnection and transmission costs, Programming and content costs and Employee benefit expenses and severance payments partially offset by an increase in the charge for bad debt expenses.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Operating costs amounts to $15,583 and $51,457 in 9M19 and 9M18, respectively.

The costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $30,408 in 9M19 (-$697 or -2.2% vs. 9M18). The decrease is mainly due to a decrease in headcount of 5.9%, which amounted to 24,266 employees in 9M19 (vs. 25,775 in 9M18), partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges, as well as higher charges for dismissals.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Employee benefit expenses and severance payments amounts to $4,178 and $13,680 in 9M19 and 9M18, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, decreased, amounted to $5,102 in 9M19 (-$599 or -10.5% vs. 9M18), mainly due to operating efficiencies as of September 30, 2019 as compared to September 30, 2018, partially offset by greater traffic and increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Interconnection and transmission costs amounts to $698 and $2,498 in 9M19 and 9M18, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $17,223 in 9M19 (-$23 or -0.1% vs. 9M18). This effect was mainly due to higher technical, hardware and software maintenance costs due to the increase in prices and fluctuation of the exchange rate $/US$, partially offset by processes synergies.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Fees for services, maintenance, materials and supplies amounts to $2,610 and $7,830 in 9M19 and 9M18, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounted to $12,509 in 9M19 (-$1,810 or -12.6% vs. 9M18). This decrease corresponds mainly to the effect of the decrease in sales in 9M19 vs. 9M18 partially offset by the impact of the application of ENACOM Resolution No. 840/2018 that introduced changes in the determination of the radioelectric rights fee.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Taxes and fees with the Regulatory Authority amounts to $1,722 and $6,310 in 9M19 and 9M18, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collections commissions and other commissions) and advertising amounted to $9,538 in 9M19 (-$1,774 or -15.7% vs. 9M18). The decrease is due to lower charges for agent commissions as a result of the reorganization of the sales channel, to a decrease in equipments sold and to a slight decrease in advertising due to the synergies after the merger of 2018 that allowed reducing costs even with greater presence in various media, partially offset by higher collections fees.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Commissions and advertising amounts to $1,287 and $4,979 in 9M19 and 9M18, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $7,495 in 9M19 (-$2,667 or -26.2% vs. 9M18). $7,086 of this amount correspond to cost of handsets sold in Argentina, which decreased 26.9% vs. 9M18, mainly due to lower handsets sold as compared to 9M18 (-31%), partially offset by the increase in the purchase prices of handsets as compared to 9M18.

TELECOM ARGENTINA S.A.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Cost of equipment and handsets amounts to $1,724 and $4,792 in 9M19 and 9M18, respectively.

Programming and content costs

Programming and content costs decreased in 9M19 amounting to $12,043 (-$717 or -5.6% vs. 9M18) mainly due to operative efficiencies in 9M19 in relation to 9M18, partially offset by the increase in the cost of signals, including the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Programming and content costs amounts to $1,672 and $5,616 in 9M19 and 9M18, respectively.

Bad debt expenses

Bad debt expenses amounted to $4,348 (+$795 or +22.4% vs. 9M18). The increase is related to the reduction in the level of collections. Bad debt expenses represent 2.7% and 2.0% of the consolidated revenues in 9M19 and in 9M18, respectively.

It is worth mentioning that this quarter has shown an improvement over the previous quarters, as a result of several actions that are being taken to anticipate and mitigate the negative impacts.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Bad debt expenses amounts to $617 and $1,563 in 9M19 and 9M18, respectively.

Other operating income and expenses

Other operating income and expenses include provisions, energy and other public services, insurance, leases and internet capacity, among others. The decrease is mainly due to a decrease in operating leases due to the application of IFRS 16, as explained in Note 1.f) to the Consolidated Financial Statements partially offset by increases in energy costs.

The effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Other operating income and expenses amounts to $1,075 and $4,189 in 9M19 and 9M18, respectively.

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets amounted to $38,820 (+$5,013 or +14.8% vs. 9M18). The increase is due to the impact of the amortization of the CAPEX subsequent to September 30, 2018 as a consequence of the adjusted investment plan that the Company is developing and the effect of the application of IFRS 16 as of January 1, 2019, as disclosed in Note 1.f) to these Consolidated Financial Statements of $2,114, partially offset by assets that have stopped amortizing in 9M19.

On the other hand, the effect generated by the restatement in terms of the current currency as of September 30, 2019 included in Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets amounts to $18,705 and $18,555 in 9M19 and 9M18, respectively.

•                Operating income

Operating income amounted to $14,399 in 9M19 (-$13,937 or -49.2%vs. 9M18), representing 9.0% over consolidated revenues represented in 9M19 (vs. 15.9% in 9M18).

•                Financial results, net

Financial results, net resulted in a loss of $14,360 and $51,520 in 9M19 and 9M18, respectively. The variation in Financial Results, net is mainly due to lower net losses in foreign currency exchange results of $47,842 (in terms of current currency). This lower loss is mainly related to the depreciation of the peso against the US$, that, during 9M19, was 53% vs. an inflation of 38%, while, in 9M18, the depreciation of the peso against the US$ was 121% vs. an inflation of 32%. Additionally, there were higher interest on debts of $2,570 and a lower restatement effect in terms of current currency of $3,612 ($4,763 in 9M19 and $8,375 in 9M18).

•                Income tax

The Company’s income tax charge includes two effects: (i) the current tax payable for the year pursuant to tax legislation applicable to Telecom (considering the inflation adjustment); and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria.

Income tax resulted in a loss of $12,532 and in a gain of $11,291 in 9M19 and 9M18, respectively. Current tax expenses amounted to $141 and $186 in 9M19 and 9M18, respectively. Additionally, deferred tax losses amounted to $12,391 in 9M19 and deferred tax gains amounted to $11,477 in 9M18.

TELECOM ARGENTINA S.A.

Net loss

Telecom Argentina recorded a net loss of $12,697 in 9M19 vs. a net loss of $11,684 in 9M18. Net loss attributable to controlling shareholders amounted to $12,941 in 9M19 vs. $11,758 in 9M18.

•                Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and totaled $105,427 and $90,368 as of September 30, 2019 and as of December 31, 2018, respectively.

•                Capital expenditures (CAPEX) and Rights of use additions

CAPEX and Rights of use additions composition in 9M19 and 9M18 is as follows:

	In millions of $		Variation 9M19 vs. 9M18
	9M19	9M18	$	%
PP&E	39,319	38,714	605	2
Intangibles assets	1,111	3,528	(2,417)	(69)
Total CAPEX	40,430	42,242	(1,812)	(4)
Rights of use assets	3,509	-	3,509	n/a
Total CAPEX and Rights of use additions	43,939	42,242	1,697	4

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services and improvement of the quality service together with the launch of innovative VAS services.

Additionally, Telecom has unified the logic network and has defined the new physical transport network structure. It continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

In relation to the additions of the Rights of Use, IFRS 16 provides that, from the years beginning on January 1, 2019, the Company as lessee recognizes a right of use asset and a liability at present value for those contracts that meet the definition of lease contracts in accordance with such standard.

3.            Telecom Group’s activities for the three-month periods ended September 30, 2019 (“3Q19”) and 2018 (“3Q18”)

			Variation
	3Q19	3Q18	$	%
Revenues	53,106	57,444	(4,338)	(7.6)
Operating costs without depreciation and amortization	(35,703)	(38,455)	2,752	(7.2)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(13,532)	(12,187)	(1,345)	11.0
Operating income	3,871	6,802	(2,931)	(43.1)
Earnings from associates	(390)	11	(401)	n/a
Financial results, net	(19,789)	(29,452)	9,663	(32.8)
Loss before income tax (expense) benefit	(16,308)	(22,639)	6,331	(28.0)
Income tax (expense) benefit	(3,959)	7,160	(11,119)	(155.3)
Net loss	(20,267)	(15,479)	(4,788)	30.9

Attributable to:
Controlling Company	(20,365)	(15,476)	(4,889)	31.6
Non-controlling interest	98	(3)	101	n/a
	(20,267)	(15,479)	(4,788)	30.9

Basic and diluted loss per share attributable to the Controlling Company (in pesos)	(9.46)	(7.19)

Revenues in 3Q19 amounted to $53,106, operating costs -including depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets- amounted to $49,235, operating income amounted to $3,871 –equivalent to 7.3% of consolidated revenue vs. 11.8% in 3Q18- and net loss amounted to $20,267 –equivalent to 38.2% of consolidated revenues vs. 26.9% in 3Q18. Net loss attributable to the Controlling Company amounted to $20,365.

Services revenues amounted to $49,994 in 3Q19 -equivalent to 94.1% of consolidated revenues-, and equipment revenues amounted to $3,112 in 3Q19 -equivalent to 5.9% of consolidated revenues-.

Mobile services revenues in 3Q19 amounted to $18,806 -equivalent to 37.6% of consolidated services revenues- which were mainly generated by Personal’s customers in Argentina and Paraguay.

TELECOM ARGENTINA S.A.

Internet services in 3Q19 amounted to $11,728 -equivalent to 23.5% of consolidated services revenues.

Additionally, Cable Television revenues in 3Q19 amounted to $10,874 –equivalent to 21.8% of consolidated service revenues- and they are mainly composed of services revenues provided in Argentina and Uruguay. Fixed and data services in 3Q19 amounted to $8,422 –equivalent to 16.8% of consolidated service revenues-.

Operating costs without depreciation, amortization and impairment of PP&E, Intangible Assets and Rights of use assets, amounted to $35,703 during 3Q19. The main components are employee benefit expenses and severance payments (which amounted to $10,234); fees for services, maintenance, materials and supplies (which amounted to $6,052); taxes and fees with the Regulatory Authority (which amounted to $4,055); programming and content costs (which amounted to $4,008); and commissions and advertising (which amounted to $3,262).

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets amounted to $13,532 during 3Q19 -equivalent to 25.5% of consolidated revenues-, including the effect of the application of IFRS 16 as of January 1, 2019, as disclosed in Note 1.f) to these Consolidated Financial Statements.

Operating income for 3Q19 amounted to $3,871, resulting in a margin over consolidated revenues of 7.3% (vs. 11.8% in 3Q18).

Financial results, net resulted in a loss of $19,789 in 3Q19, mainly due to net foreign currency exchange losses amounting to $16,177 (in terms of current currency), interest on debts amounting to $2,702, partially offset by a gain of $2,428 related to restatement effect in terms of current currency.

Telecom Argentina obtained a net loss of $20,267 in 3Q19, which represents 38.2% of consolidated revenues. Net loss attributable to the controlling shareholders amounted to $20,365 in 3Q19.

4.            Summary of comparative consolidated statements of financial position

	September 30,
	2019	2018
Current assets	64,439	58,891
Non-current assets	470,673	457,030
Total assets	535,112	515,921
Current liabilities	75,872	131,204
Non-current liabilities	173,091	86,650
Total liabilities	248,963	217,854
Equity attributable to the Controlling Company	281,806	293,310
Equity attributable non-controlling interest	4,343	4,757
Total Equity	286,149	298,067
Total liabilities and equity	535,112	515,921

5.            Summary of comparative consolidated income statements

	9M19	9M18
Revenues	159,699	177,898
Operating costs	(145,300)	(149,562)
Operating income	14,399	28,336
Earnings from associates	(204)	209
Financial results, net	(14,360)	(51,520)
Loss before income tax (expense) benefit	(165)	(22,975)
Income tax (expense) benefit	(12,532)	11,291
Net loss	(12,697)	(11,684)
Other comprehensive income, net of tax	(761)	4,265
Total comprehensive income	(13,458)	(7,419)
Attributable to Controlling Company	(13,671)	(8,598)
Attributable to non-controlling interest	213	1,179

6.            Summary of comparative consolidated statements of cash flow

	9M19	9M18
Net cash flows provided by operating activities	55,787	39,025
Net cash flows used in investing activities	(27,827)	(25,004)
Net cash flows used in financing activities	(960)	(12,541)
Net foreign exchange differences and RECPAM on cash and cash equivalents	1,065	4,229
Total cash and cash equivalents provided by during the period	28,065	5,709

TELECOM ARGENTINA S.A.

7.            Statistical data (in physical units in index-term)

	09.30.19	09.30.18
Cable TV Subscribers (i)	100.6%	102.0%
Internet Access (ii)	102.0%	101.7%
Fixed telephony services lines (ii)	84.5%	95.6%
Personal Mobile telephony services lines (ii)	100.0%	97.4%
Núcleo’s customers (ii)	95.4%	96.8%

(i)                Base December 2013= 100

(ii)              Base December 2017= 100

8.            Consolidated ratios

	09.30.19	09.30.18
Liquidity (1)	0.85	0.45
Solvency (2)	1.15	1.37
Locked-up capital (3)	0.88	0.89

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

9.            Outlook

During the third quarter, the evolution of the political scenario associated with the electoral calendar had a considerable impact on Argentina’s macroeconomic indexes, which generated a rise in the inflation rate and an exchange rate fluctuation, with direct consequences on the citizens’ purchasing power.

The economic-financial performance of Telecom - and other companies that operate in Argentina- is not oblivious to the impact of macroeconomic variables, especially for a company that makes intensive investments in infrastructure, with dollarized inputs, but operates in Argentine pesos in the local market.

In this sense, even though the economic scenario forces us to strongly focus our management on achieving operational efficiencies, our investment plan is modular and scalable, with short-term goals. Therefore, we maintain sufficient flexibility to adapt to changing scenarios, in order to remain focused on our strategic goal of becoming the leading convergent communications company of Argentina.

We remain committed to the development of the country, by deploying and upgrading the connectivity and telecommunications infrastructure throughout the national territory.

With a customer focused approach, we seek to provide the best service offerings in terms of speed, quality and technological reliability, constantly expanding the contents offered that support and add value to our product portfolio.

One of the key pillars in this stage is the adaption of the systems, with strategic projects that comprise the work processes of the whole organization and drive the full digital transformation of the Company. Telecom is not only integrating all of its applications to embrace the convergence of services, but also deploying new systems to improve customer satisfaction and relationships, to boost the performance of our networks, and to achieve the operational excellence of the integrated company.

We continue with fiber optic cable laying increasingly closer to households, unifying different access technologies to improve Internet browsing speeds through the fixed broadband service provided by Fibertel. At the same time, we are converting copper fixed networks into fiber networks or hybrid fiber-coaxial networks to offer higher connection speed and capacity.

Regarding the mobile network, Personal has become the fastest 4G service provider in Argentina, and we continue to expand its coverage and capacity, upgrading the installed sites throughout the country with 4.5G technology, which will allow us to be prepared for 5G deployment and the possibilities it provides through IoT solutions. In this regard, Telecom has made the first two 5G technology demos open to the public in Argentina.

As regards contents, within the framework of a real revolution of the industry in which the content owners themselves are becoming competitors, Telecom is strongly focusing on Flow as a content and entertainment integrated platform. This multi device platform also offers new entertainment experiences through Flow Music XP and integrates e-sports initiatives.

Telecom Argentina operates in a fixed and mobile services market that is highly competitive and dynamic. We have the determination, capacity and resources required to continue leading this industry. We are an Argentine company that serves the Argentine population and promotes the sustainable economic and social development of the country, helping communities to be introduced to the digital world.

TELECOM ARGENTINA S.A.

As in previous years, we will continue to work for the benefit of the country, contributing to facilitate connections and customer experience through the use of communication services and technologies.

Alejandro Urricelqui
President

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		September 30,	December 31,
ASSETS	Note	2019	2018
Current Assets
Cash and cash equivalents	2	37,554	9,489
Investments	2	1,251	1,888
Trade receivables	3	16,192	23,980
Other receivables	4	5,983	6,987
Inventories	5	3,459	3,769
Total current assets		64,439	46,113
Non-Current Assets
Trade receivables	3	101	84
Other receivables	4	1,646	2,373
Deferred income tax assets	13	135	107
Investments	2	2,079	7,704
Goodwill	6	165,802	165,857
Property, plant and equipment	7	215,310	206,982
Intangible assets	8	77,393	81,882
Right of use assets	9	8,207	781
Total non-current assets		470,673	465,770
TOTAL ASSETS		535,112	511,883
LIABILITIES
Current Liabilities
Trade payables	10	29,770	31,470
Financial debt	11	30,757	27,600
Salaries and social security payables	12	7,424	8,190
Taxes payables	14	2,525	3,193
Leases liabilities	15	2,829	-
Other liabilities	16	1,658	2,117
Provisions	17	909	1,024
Total current liabilities		75,872	73,594
Non-Current Liabilities
Trade payables	10	1,725	784
Financial debt	11	115,473	81,612
Salaries and social security payables	12	609	478
Deferred income tax liabilities	13	46,008	33,794
Taxes payables	14	17	36
Leases liabilities	15	3,657	-
Other liabilities	16	1,355	1,600
Provisions	17	4,247	4,775
Total non-current liabilities		173,091	123,079
TOTAL LIABILITIES		248,963	196,673
EQUITY
Equity attributable to Controlling Company		281,806	310,766
Equity attributable to non-controlling interest		4,343	4,444
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	286,149	315,210
TOTAL LIABILITIES AND EQUITY		535,112	511,883

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2019	2018	2019	2018
Revenues	21	53,106	57,444	159,699	177,898
Employee benefit expenses and severance payments	22	(10,234)	(10,544)	(30,408)	(31,105)
Interconnection and transmission costs		(1,742)	(1,943)	(5,102)	(5,701)
Fees for services, maintenance, materials and supplies	22	(6,052)	(6,008)	(17,223)	(17,246)
Taxes and fees with the Regulatory Authority	22	(4,055)	(4,505)	(12,509)	(14,319)
Commissions and advertising		(3,262)	(3,747)	(9,538)	(11,312)
Cost of equipment and handsets	22	(2,278)	(3,065)	(7,495)	(10,162)
Programming and content costs		(4,008)	(4,259)	(12,043)	(12,760)
Bad debt expenses	3	(1,353)	(1,165)	(4,348)	(3,553)
Other operating income and expenses	22	(2,719)	(3,219)	(7,814)	(9,597)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	22	(13,532)	(12,187)	(38,820)	(33,807)
Operating income		3,871	6,802	14,399	28,336
Earnings from associates	2	(390)	11	(204)	209
Debt financial expenses	23	(25,923)	(43,368)	(23,788)	(61,623)
Other financial results, net	23	6,134	13,916	9,428	10,103
Loss before income tax (expense) benefit		(16,308)	(22,639)	(165)	(22,975)
Income tax (expense) benefit	13	(3,959)	7,160	(12,532)	11,291
Net loss for the period		(20,267)	(15,479)	(12,697)	(11,684)

Attributable to:
Controlling Company		(20,365)	(15,476)	(12,941)	(11,758)
Non-controlling interest		98	(3)	244	74
		(20,267)	(15,479)	(12,697)	(11,684)

Loss per share attributable to Controlling Company - Basic and diluted	1.d	(9.46)	(7.19)	(6.01)	(5.46)

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2019	2018	2019	2018

Net loss for the period	(20,267)	(15,479)	(12,697)	(11,684)

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	1,668	1,873	(495)	3,874
NDF effects classified as hedges	(83)	214	(360)	544
Income Tax effects on NDF classified as hedges	40	(52)	94	(153)
Other components of the comprehensive income, net of tax	1,625	2,035	(761)	4,265

Total comprehensive income for the period	(18,642)	(13,444)	(13,458)	(7,419)

Attributable to:
Controlling Company	(19,197)	(13,811)	(13,671)	(8,598)
Non-controlling interest	555	367	213	1,179
	(18,642)	(13,444)	(13,458)	(7,419)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjustment	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (3)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity
Balances as of January 1, 2018	1,200	-	5,394	-	-	613	146	-	13,168	-	(2,589)	20	56,657	74,609	1,165	75,774
Incorporation of the Net Equity of the acquiree	969	15	55,112	(2,471)	-	2,506	1,197	4,544	-	30,862	(435)	(6)	(544)	91,749	1,611	93,360
Retained earnings adjustment	-	-	-	-	-	-	-	-	-	-	-	-	34	34	(28)	6
Merger effect	(15)	-	(65)	-	175,350	-	-	-	-	-	435	6	-	175,711	1,111	176,822
Call option reserve (4)	-	-	-	-	-	-	-	-	-	-	-	(181)	-	(181)	-	(181)
Reserves constitution (5)	-	-	-	-	-	-	-	-	2,436	3,693	-	-	(6,129)	-	-	-
Dividends (6)	-	-	-	-	-	-	-	-	-	(19,429)	-	-	(20,256)	(39,685)	-	(39,685)
Dividends to non-controlling shareholders (7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(272)	(272)
Increase in CV Berazategui shareholding	-	-	-	-	-	-	-	-	-	-	-	(329)	-	(329)	(9)	(338)
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	-	(11,758)	(11,758)	74	(11,684)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	3,160	-	-	3,160	1,105	4,265
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	3,160	-	(11,758)	(8,598)	1,179	(7,419)

Balances as of September 30, 2018	2,154	15	60,441	(2,471)	175,350	3,119	1,343	4,544	15,604	15,126	571	(490)	18,004	293,310	4,757	298,067

Balances as of January 1, 2019	2,154	15	60,441	(2,471)	175,350	3,119	1,343	4,544	15,604	15,126	(1,036)	(490)	37,067	310,766	4,444	315,210
Disposals of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitutions	-	-	-	-	-	366	-	-	20,268	8,675	-	-	(29,309)	-	-	-
- Dividends	-	-	-	-	-	-	-	-	-	(7,460)	-	-	(7,758)	(15,218)	-	(15,218)
Dividends to non-controlling shareholders (7)	-	-	-	-	-	-	-	-	-	-		-	-	-	(229)	(229)
Capital Reduction	-	(11)	(640)	1,773	-	-	-	-	-	-	-	-	(1,122)	-	-	-
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual (8)												(102)	-	(102)	-	(102)
Increase in Tuves shareholding (9)	-	-	-	-	-	-	-	-	-	-	-	31	-	31	(85)	(54)
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	-	(12,941)	(12,941)	244	(12,697)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(730)	-	-	(730)	(31)	(761)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	(730)	-	(12,941)	(13,671)	213	(13,458)

Balances as of September 30, 2019	2,154	4	59,801	(698)	175,350	3,485	1,343	4,544	35,872	16,341	(1,766)	(561)	(14,063)	281,806	4,343	286,149

(1) As of September 30, 2019 and 2018 total shares were issued and fully paid. As of September 30, 2019 and 2018, 3,784,720 and 15,221,373 were treasury shares, respectively. See Note 20.

(2) Corresponds to 3,784,720 shares of $1 argentine peso of nominal value each, equivalent to 0.18% of total capital as of September 30, 2019. See Note 20.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Call option reserve of non-controlling interest.

(5) As approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(6) As approved by the Company’s Board of Directors on January 31, 2018. Includes 15,780 of advanced dividends which were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(7) Corresponds to non-controlling interest of Núcleo and CV Berazategui.

(8) See Note 26.h).

(9) See Note 26.f).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Nine-month periods ended September 30,
	Note	2019	2018
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(12,697)	(11,684)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		7,059	3,628
Depreciation of property, plant and equipment	7	30,949	27,704
Amortization of intangible assets	8	5,653	5,566
Amortization of rights of use assets	9	2,195	81
Earnings from associates	2.a	204	(209)
Impairment of PP&E	22	23	456
Disposals of PP&E and consumption of materials		97	984
Financial results and other		22,266	47,831
Income tax expense (benefit)	13	12,532	(11,291)
Income tax paid		(1,352)	(8,937)
Net decrease (increase) in assets	2.b	2,087	(5,764)
Net decrease in liabilities	2.b	(13,229)	(9,340)
Total cash flows provided by operating activities		55,787	39,025
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(31,154)	(30,629)
Intangible asset acquisitions		(1,111)	(3,528)
Acquisiton of interest of Tuves		(54)	-
Acquisiton of interest of CV Berazategui		-	(324)
Proceeds from dividends	2.b	147	68
Cash incorporated by the merger		-	5,658
Proceeds from the sale of property, plant and equipment and intangible assets		1	57
Investments not considered as cash and cash equivalents		4,344	3,694
Total cash flows used in investing activities		(27,827)	(25,004)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	48,402	42,384
Payment of financial debt	2.b	(26,939)	(4,521)
Payment of interests and related expenses	2.b	(5,651)	(3,555)
Payments of leases liabilities		(1,755)	-
Payment of cash dividends	2.b	(15,017)	(46,849)
Total cash flows used in financing activities		(960)	(12,541)

NET INCREASE IN CASH AND CASH EQUIVALENTS		27,000	1,480
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		9,489	9,252
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		1,065	4,229
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		37,554	14,961

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND 2018 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Personal/Micro Sistemas/Pem/CV Berazategui//Cable Imagen/ Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Telecom Personal S.A., Micro Sistemas S.A.U., Pem S.A.U, CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

BYMA (Bolsas y Mercados Argentinos) /NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CAVAM: Cámara Argentina de Valor Agregado Móvil.

CINIIF: IFRS interpretations

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CONATEL: Comisión Nacional de Telecomunicaciones de Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards

IASB:  International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks. Each service is subject to its specific regulatory framework.

IDEN: Integrated Digital Enhanced Network

IFRIC: IFRS Interpretations

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y sensos):  The National Institute of statistics and sense

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Gain (Loss) on purchasing power parity.

Roaming: charges from the use of networks of other national and international operators.

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SIC: IAS Interpretations

TELECOM ARGENTINA S.A.

VAT: Value-Added Tax

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions.

NOTE 1   –  BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements were prepared following the same accounting policies as in the annual financial statements as of December 31, 2018, with the exception of the application of IFRS 16 (see Note 1.f), so, these unaudited consolidated financial statements do not include all the information required in an annual financial statement. As a consequence, they must be read jointly with the 2018 annual consolidated financial statements which can be consulted at the Company’s website (https://institucional.telecom.com.ar/inversores).

These consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes

Pem	Investments	Argentina	100.00%
CV Berazategui (a)	Closed-circuit television	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Núcleo (b)	Mobile telecommunications Services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (c)	Holding	Uruguay	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        The Company owned 70% indirectly through Pem until April 4, 2018 when the remaining 30% was acquired directly.

(b)        Includes the interest in the following entities: Personal Envíos and Tuves Paraguay.

(c)        Includes the interest in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency (see Note 1.e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of September 30, 2019, were approved by resolution of the Board of Directors’ meeting held on November 7, 2019.

b)   Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•      the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•     the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered the most appropriate and represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•     the consolidated statements of comprehensive income include the net income (or loss) of the period as shown in the consolidated income statement and all components of other comprehensive income;

•     the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;

•     the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2, 17, 18 and 22 to these unaudited consolidated financial statements, as admitted by IFRS.

c)   Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the periods ended September 30, 2019 and 2018:

❑         Consolidated Income Statement as of September 30, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,511	20,437	149,948	9,074	1,501	10,575	(824)	159,699
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(85,337)	(14,666)	(100,003)	(6,266)	(1,035)	(7,301)	824	(106,480)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(18,092)	(18,268)	(36,360)	(2,023)	(437)	(2,460)	-	(38,820)
Operating income	26,082	(12,497)	13,585	785	29	814	-	14,399

Earnings from associates								(204)
Debt financial expenses								(23,788)
Other financial results, net								9,428
Loss before income tax expense								(165)
Income tax expense								(12,532)
Net loss								(12,697)

Attributable to:
Controlling Company								(12,941)
Non-controlling interest								244
								(12,697)

❑         Consolidated Income Statement as of September 30, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	94,457	74,403	168,860	5,355	4,257	9,612	(575)	177,898
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(60,909)	(48,767)	(109,676)	(3,707)	(2,947)	(6,654)	575	(115,755)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(13,989)	(17,514)	(31,503)	(1,263)	(1,041)	(2,304)	-	(33,807)
Operating income	19,559	8,122	27,681	385	269	654	-	28,336

Earnings from associates								209
Debt financial expenses								(61,623)
Other financial results, net								10,103
Loss before income tax expense								(22,975)
Income tax expense								11,291
Net loss								(11,684)

Attributable to:
Controlling Company								(11,758)
Non-controlling interest								74
								(11,684)

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency):

i)               Sales revenues from customers located in Argentina amounted to $149,128 and $168,126 during the nine-month periods ended September 30, 2019 and 2018, respectively; while sales revenues from foreign customers amounted to $10,571 and $9,772 during the nine-month periods ended September 30, 2019 and 2018, respectively;

ii)            PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $447,909 and $439,280 as of September 30, 2019 and as of December 31, 2018, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $18,803 and $16,222 as of September 30, 2019 and as of December 31, 2018, respectively.

iii)        Financial Debt corresponding to the segment “Services rendered in Argentina” amounted to $142,097 and $106,114 as of September 30, 2019 and as of December 31, 2018, respectively; while Financial Debt corresponding to the segment “Other abroad segments” amounted to $4,133 and $3,098 as of September 30, 2019 and as of December 31, 2018, respectively.

d)          Net income (loss) per share

Basic earnings per share are calculated by dividing the net income (loss) attributable to owners of the Parent (Telecom Argentina) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares issued and ordinary shares to be potentially issued at the end of the period. Since the Company has no dilutive potential ordinary stock outstanding, there are no dilutive earnings per share amounts.

For the three and nine month periods ended September 30, 2019 and 2018, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)           Measuring Unit - IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered “hyperinflationary”.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Governing Board Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018) amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the LGS, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18 (published in the Official Gazette on December 28, 2018), the CNV, the local regulatory agency, established the method to restate financial statements in current currency to be applied by issuers subject to its oversight, in accordance with IAS 29 for years/periods ended as of December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of September 30, 2019.

In relation to the inflation index to be used, according to Governing Board Resolution No. 539/18, it was determined according to the Domestic Wholesale Price Index (WPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of these indexes in the last three years and as of September 30, 2019 and 2018 according to official statistics (INDEC) in accordance with Resolution No. 539/18:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of September 30, 2018	As of September 30, 2019
Variation in Prices
Annual	34.6%	24.7%	47.6%	40.4%	53.7%
Accumulated 3 years	102.2%	96.6%	147.8%	137.4%	159.9%
Accumulated 3 months since June, 2019	n/a	n/a	n/a	14.1%	12.5%
Accumulated 9 months	n/a	n/a	n/a	32.3%	37.7%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2018. The Foreign currency exchange gains (losses), as well as the accrued interest are determined in real terms, excluding the inflationary effect contained therein.

f)    IFRS 16 (Leases)

In January 2016, IFRS 16 was issued, which replaces IAS 17, IFRIC 14 and SIC 15 and 27. This standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated impact mainly on the lessees accounting.

IFRS 16, effective as of January 1, 2019, provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)             must have the right to obtain substantially all the economic benefits of the identified assets and

b)            must have the right to direct the use of the identified asset.

The adoption of IFRS 16 increases the values of assets and liabilities and generates a decrease in operating costs. In addition, there is an increase in the charge of amortization of Rights of use assets and financial results generated by the unwinding of the discount of the related liabilities. It also changes the presentation of the income statement and the statement of cash flows. This IFRS was applied retrospectively recognizing the cumulative effect as of the date of initial application.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (rental of optical fiber for data transmission) and e) space leases (for colocalization of antennas).

The initial impact of the implementation of this standard implied an increase in non-current assets due to the initial recognition of Rights of use assets of $6,168 and current and non-current liabilities for the initial recognition of Leases liabilities of $5,346 at current currency as of September 30, 2019. Additionally, are reclassified to Rights of use assets, Asset Retirement Obligation of PP&E of $222 and Indefeasible Rights of Use of Intangible Assets of $559.

The composition of the Rights of use assets net carrying value, valued at amortized cost, as of January 1, 2019 and as of September 30, 2019 is detailed below:

	January 1, 2019	September 30, 2019

Poles	416	274
Real estate and other	1,028	1,276
Sites and other	4,369	5,618
Occupation fee	355	327
Asset Retirement Obligation	222	209
Indefeasible rights of use	559	503
At the end of the period (1)	6,949	8,207

(1) Include $1,039 and $1,014 corresponding to Núcleo as of January 1, 2019 and September 30, 2019, respectively.

As a result of the adoption of IFRS 16, in the income statement for the nine-month period ended September 30, 2019, operating leases decreased by $2,317 an additional depreciation of assets by rights of use of $2,114 was recognized (without considering Indefeasible rights of use and Asset Retirement Obligation) and greater financial results were recognized as a result of the update of the Lease liabilities for $1,554, generating a net loss of $1,351 before income tax and a deferred income tax of $346 ($1,005 of net loss, of which $1,098 are attributable to controlling shareholders, $0.51 Argentine pesos per share). To the determination of the amounts disclosed below, the real interest rates used are 11% average in pesos and between 5% and 7% in US$.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	September 30,	December 31,
Cash and cash equivalents	2019	2018
Cash and Banks	1,669	2,586
Time deposits	679	6,821
Mutual funds	35,206	82
Total cash and cash equivalents	37,554	9,489
Investments
Current
Government bonds at fair value	248	1,002
Government bonds at amortized cost	1,960	714
Mutual funds	60	2
Other investments at amortized cost	29	170
Allowance for credit risk (*)	(1,046)	-
Total current investments	1,251	1,888
Non- current
Government bonds at amortized cost	2,426	6,372
Investments in associates (**)	1,022	1,331
2003 Telecommunications Fund	1	1
Allowance for credit risk (*)	(1,370)	-
Total non-current investments	2,079	7,704

(*) Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(**) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 09.30.2019	Valuation as of 12.31.2018
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	574	814
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	237	312
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	205	197
Other minor investments in associates at equity method				6	8
Total				1,022	1,331

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Income information:

	Three-months periods ended September 30,		Nine-months periods ended September 30,
	2019	2018	2019	2018
Ver T.V. S.A.	(310)	(1)	(180)	122
Teledifusora San Miguel Arcángel S.A.	(97)	5	(47)	61
La Capital Cable S.A.	17	7	23	26
Total	(390)	11	(204)	209

Movements in the allowance of current credit risk are as follows:

	September 30,
	2019	2018
At the beginning of the fiscal year	-	-
Additions – Other financial results, net	(1,046)	-
At the end of the period	(1,046)	-

Movements in the allowance of non-current credit risk are as follows:

	September 30,
	2019	2018
At the beginning of the fiscal year	-	-
Additions – Other financial results, net	(1,370)	-
At the end of the period	(1,370)	-

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom and its subsidiaries.

Changes in assets/liabilities components:

	September 30,
Net decrease (increase) in assets	2019	2018
Trade receivables	3,206	(4,063)
Other receivables	(1,209)	(1,254)
Inventories	90	(447)
	2,087	(5,764)
Net increase (decrease) in liabilities
Trade payables	(8,266)	(1,642)
Salaries and social security payables	(610)	(875)
Taxes payables	(531)	(4,378)
Other liabilities and provisions	(3,822)	(2,445)
	(13,229)	(9,340)

Main Financing activities components

The following table presents the main financing activities components:

	September 30,
	2019	2018
Bank overdrafts	5,036	69
Notes	20,143	-
By purchase of equipment	755	1,166
Bank and other financial entities loans	22,468	41,149
Total financial debt proceeds	48,402	42,384
Notes	-	(2,580)
Bank and other financial entities loans	(24,855)	(406)
By purchase of equipment	(2,084)	(1,535)
Total payment of debt	(26,939)	(4,521)
Bank overdrafts	(869)	(52)
Bank and other financial entities loans	(4,919)	(2,725)
Notes	(806)	(1,176)
By NDF, purchase of equipment and others	943	398
Total payment of interest and related expenses	(5,651)	(3,555)

Cash dividends from the Company

•                  Fiscal year 2019

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, decided to approve cash dividends for a total amount of $6,300 (equivalent to $ 2.925214779 per each outstanding share of $1 Argentine peso nominal value to date, approximately $7,758 in current currency of September 30, 2019). That amount was available to shareholders on May 7, 2019 (approximately $7,280 in current currency of September 30, 2019).

On the other hand, the Company’s Board of Directors, at its meeting held on August 8, 2019, in use of the powers granted by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, decided to reverse and distribute $7,045 of the “Reserve for future cash dividends” (equivalent to $3.271275861 for each outstanding share of $1 Argentine peso nominal value) and to make them available to shareholders on August 16, 2019 (approximately $7,460 in constant currency as of September 30, 2019).

•                  Fiscal year 2018

On January 31, 2018, the Board of Directors of Telecom Argentina approved (nominal amounts):

1.           the reversal of 9,729,418,019 Argentine pesos, of the “Reserve for future dividends payments” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) 2,863,000,000 Argentine pesos on February 15, 2018 and ii) 6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deemed it convenient;

2.           the distribution of 5,640,728,444 Argentine pesos, as advance cash dividends under the provisions of Section 224, 2nd paragraph of the LGS, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were paid on February 15, 2018; and

3.           the distribution of 4,502,777,155 Argentine pesos, as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the LGS, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A. as of September 30, 2017, -absorbed by Telecom Argentina- which were paid on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholders’ Meeting of April 25, 2018.

In conclusion, the dividends distribution above mentioned for a total of $19,872,923,618 Argentine pesos (approximately $39,685 in current currency of September 30, 2019) were paid on February 15, 2018 for $13,006,505,599 Argentine pesos and on March 21, 2018 for $6,866,418,019 Argentine pesos (approximately $38,456 in current currency of September 30, 2019).

Payment of the dividends declared by Cablevisión

•                  Fiscal Year 2018

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A., paid the dividends declared by Cablevisión on December 18, 2017 for $4,077,790,056 Argentine pesos (approximately $8,143 in current currency of September 30, 2019).

Cash dividends from controlled companies and associates

•                  Fiscal Year 2019

On May 2019 Núcleo paid to non-controlling shareholders $201 ($277 in current currency of September 30, 2019), that were approved by the Núcleo General Ordinary Shareholders’ meeting held on April 23, 2019.

During the nine-month period ended September 30, 2019, dividends were collected from Ver T.V., Teledifusora San Miguel Arcángel and La Capital Cable for $125 – $124, directly and $1 indirectly through Inter Radios – ($147 in current currency of September 30, 2019), $41 are still pending collection.

•                  Fiscal Year 2018

On May 2018 Núcleo paid to non-controlling shareholders $161 ($250 in current currency of September 30, 2019), that were approved by the Núcleo General Ordinary Shareholders’ Meeting held on April 24, 2018.

During the nine-month period ended September 30, 2018, dividends were collected from Ver T.V. and Teledifusora San Miguel Arcángel and La Capital Cable for $36 (approximately $68 in current currency of September 30, 2019). These dividends corresponded to fiscal year 2016.

Additional information required by IAS 7

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and Other	Balances as of September 30, 2019
Bank overdrafts – principal	3,134	5,035	-	(811)	7,358
Bank and other financial entities loans – principal	65,000	(2,389)	-	7,136	69,747
Notes – principal	22,137	18,061	-	(1,854)	38,344
NDF	137	(739)	-	803	201
By purchase of equipment	2,863	756	-	282	3,901
Interests and related expenses	15,941	(6,700)	6,952	10,486	26,679
Total current and non-current financial debt (Note 11)	109,212	14,024	6,952	16,042	146,230

NOTE 3 – TRADE RECEIVABLES

Trade receivables consist of the following:

	September 30,	December 31,
Current trade receivables	2019	2018
Ordinary receivables	20,181	27,422
Contractual asset IFRS 15	133	85
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	125	127
Allowance for doubtful accounts	(4,247)	(3,654)
	16,192	23,980
Non-current trade receivables
Ordinary receivables	56	52
Contractual asset IFRS 15	45	32
	101	84
Total trade receivables, net	16,293	24,064

Movements in the allowance for current doubtful accounts are as follows:

	September 30,
	2019	2018
At the beginning of the fiscal year	(3,654)	(954)
IFRS 9 retained earnings adjustment	-	(333)
Additions – Bad debt expenses	(4,348)	(3,553)
Uses and Currency translation adjustments	3,755	2,206
At the end of the period	(4,247)	(2,634)

NOTE 4 – OTHER RECEIVABLES

Other receivables consist of the following:

	September 30,	December 31,
Current other receivables	2019	2018
Prepaid expenses	1,485	1,979
Tax credits	2,321	1,877
Financial NDF	942	1,033
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	66	198
Receivables from sale of customer relationship	82	100
Other	1,117	1,826
Subtotal	6,013	7,013
Allowance for current other receivables	(30)	(26)
	5,983	6,987
Non-current other receivables
Prepaid expenses	191	622
Tax credits	858	968
Financial NDF	-	62
Regulatory Receivables (Núcleo)	221	214
Receivables from sale of customer relationship	85	155
Other	291	352
Subtotal	1,646	2,373
Total other receivables	7,629	9,360

Movements in the Allowance for current other receivables are as follows:

	September 30,
	2019	2018
At the beginning of the year	(26)	-
Increases	(4)	(20)
At the end of the period	(30)	(20)

NOTE 5 – INVENTORIES

Inventories consist of the following:

	September 30,	December 31,
	2019	2018
Mobile handsets and other	2,458	3,103
Radio equipment and other	1	89
Fixed telephones and equipment	90	21
Inventories for construction projects	1,098	739
Subtotal	3,647	3,952
Allowance for obsolescence of inventories	(188)	(183)
	3,459	3,769

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,
	2019	2018
At the beginning of the year	(183)	(65)
Additions	(21)	(55)
Decreases	16	22
At the end of the period	(188)	(98)

NOTE 6 – GOODWILL

	September 30,	December 31,
	2019	2018
Argentina business	164,796	164,796
Abroad business (1)	1,006	1,061
	165,802	165,857

(1)             The decrease in the amounts with respect to balance as of December 31, 2018 corresponds to currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	September 30,	December 31,
	2019	2018
PP&E before allowances and impairment	216,550	207,956
Valuation allowance for obsolescence and impairment of materials	(774)	(516)
Impairment allowance of PP&E	(466)	(458)
	215,310	206,982

Movements in PP&E (without considering the valuation allowance for obsolescence and impairment of materials and PP&E) are as follows:

	September 30,
	2019	2018
At the beginning of the year	207,956	63,000
Incorporation by merger	-	127,425
CAPEX	39,319	38,714
Currency translation adjustments	345	3,562
Decreases and consumption of materials	(121)	(885)
Depreciation of the period	(30,949)	(27,704)
At the end of the period	216,550	204,112

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2019	2018
At the beginning of the year	(516)	(252)
Additions	(258)	(264)
At the end of the period	(774)	(516)

Movements in the impairment allowance of PP&E are as follows:

	September 30,
	2019	2018
At the beginning of the year	(458)	-
Additions	(8)	(158)
At the end of the period	(466)	(158)

NOTE 8 – INTANGIBLE ASSETS

	September 30,	December 31,
	2019	2018
Intangible assets before impairment	79,629	84,118
Impairment valuation allowance	(2,236)	(2,236)
	77,393	81,882

Movements in Intangible assets (without considering the impairment valuation allowance) are as follows:

	September 30,
	2019	2018
At the beginning of the year	84,118	6,384
Incorporation by merger	-	81,049
CAPEX	1,111	3,528
Currency translation adjustments	53	542
Decreases	-	(158)
Amortization of the period	(5,653)	(5,566)
At the end of the period	79,629	85,779

NOTE 9 – RIGHT OF USE ASSETS

	September 30,	December 31,
	2019	2018
Leases rights of use	7,495	-
Indefeasible right of use	503	559
Asset Retirement Obligation	209	222
	8,207	781

Movements in right of use assets are as follows:

	September 30,
	2019	2018
At the beginning of the year	781	186
Incorporation by merger	-	650
Incorporation by adoption of IFRS 16	6,168	-
CAPEX	3,509	-
Decreases and currency translation adjustments	(56)	-
Amortization of the period	(2,195)	(81)
At the end of the period	8,207	755

NOTE 10 – TRADE PAYABLES

	September 30,	December 31,
Current	2019	2018
Suppliers and commercial accruals	29,048	30,688
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	722	782
	29,770	31,470
Non-current
Suppliers and commercial accruals	1,725	784
	1,725	784
Total trade payables	31,495	32,254

NOTE 11 – FINANCIAL DEBT

	September 30,	December 31,
Current	2019	2018
Bank overdrafts – principal	7,358	3,134
Bank and other financial entities loans – principal	12,693	17,824
NDF	178	137
By purchase of equipment	1,481	1,443
Interest and related expenses	9,047	5,062
	30,757	27,600
Non-current
Notes – principal	38,344	22,137
Bank and other financial entities loans – principal	57,054	47,176
NDF	23	-
By purchase of equipment	2,420	1,420
Interest and related expenses	17,632	10,879
	115,473	81,612
Total financial debt	146,230	109,212

Bank and other financial entities loans

a)   Syndicated Loan

On February 11, 2019 the Company repaid the outstanding balance of US$100 million which owed in relation to the syndicated loan agreement. On February 2, 2018, the Company had entered into the agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million.

b)   Disbursements for loan with IFC

On March 18, 2019, the Company received a disbursement for a total amount of US$290 million (US$285.5 million were received, because US$4.5 million corresponding to debt issuance expenses were deducted from the initial disbursement) in relation to the loan agreement that the Company signed with IFC for a total amount of up to US$450 million on March 4, 2019. The disbursement of US$290 million is divided into two tranches: a) a disbursement of US$160 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be cancelled in 8 consecutive semiannual equal installments from February 2021 with maturity date in August 2024 and b) a disbursement of US$130 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be cancelled in 6 consecutive semiannual equal installments from February 2021 with maturity date in August 2023.

On the other hand, on April 25, 2019, an additional disbursement was received for a total amount of US$20 million which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be cancelled in 8 consecutive semiannual equal installments from February 2021 and final maturity in August 2024.

As of September 30, 2019, an amount of $17,694 remained unpaid.

c)   Pre-cancellation of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On March 25, 2019, Telecom proceeded to a partial pre-cancellation of the loan by paying US$101.4 million (US$100 million of capital and US$1.4 million of interest). Also, on July 25, 2019, Telecom proceeded to a partial pre-cancellation of the loan, paying US$100.15 million (US$100 million of capital and US$0.15 million of interest).

As of September 30, 2019, an amount of $17,347 remained unpaid.

d)   Disbursements from loans with IDB

On June 7, 2019, a disbursement for a total amount of US$75 million was received (US$74.15 million were received, because US$0.85 million corresponding to debt issuance expenses were deducted from the initial disbursement) in relation to the loan of May 29, 2019 with Inter-American Development Bank (IDB invest) for a total amount of up to US$300 million. This debt accrues interest of LIBO plus 4.90 percentage points, which will be cancelled semiannually in 10 consecutive semiannual equal installments from November 2021 with maturity date in May 2026.

On the other hand, on July 11, 2019, an additional disbursement was received for a total amount of US$25 million (US$24.55 million were received, because US$0.45 million corresponding to debt issuance expenses were deducted from the initial disbursement) which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be cancelled in 6 consecutive semiannual equal installments from May 2021 and final maturity in November 2023.

As of September 30, 2019, an amount of $5,794 remained unpaid.

e)   Other bank loans

On June 11, 2019, a disbursement for a total amount of US$4.4 million in relation to the credit line with Banco Macro S.A. was received. This debt accrues interest of 6 percentage points payable in the maturity date in January 2020.

On June 24, 2019, the Company submitted a proposal for an import credit line for a total amount of up to US$8.4 million to Banco Galicia. The Company order the bank to make payments directly to external suppliers, when disbursements were not made. The loan accrues interest at a rate equal to 6.45 percentage points payable in the maturity date in June 2020.

As of September 30, 2019, an amount of $752 remained unpaid.

On the other hand, on August 20, 2019, the loan granted by Banco Macro in August 2018, matured. Telecom paid on that date US$10.6 million (US$10 million of capital and US$0.6 million interests).

Notes

a)   Notes of Telecom

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. The powers delegation to the Board of Directors to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities was also approved.

On July 10, 2019, the Company informed CNV about the renewal of the period of placement of Notes for an amount of nominal value of US$300 million, that can be increased to US$500 million, whose funds must be used to the refinancing of liabilities, including the use of up to US$250 million to refinance Class “A” Notes that due in 2021.

The amount of the Notes finally issued and its main characteristics are detailed below:

Series I

Issuance date: July 18, 2019.

Amount involved: US$400 million (approximately $17,148 as of the date of issuance).

Expiration Date: July 18, 2026.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest semiannually from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semiannually in arrears since issuance date. The last interest payment date will be the maturity date.

The Company received a disbursement for a total amount of US$392.36 million was received, since US$2.4 million corresponding to debt issuance expenses were deducted from the initial disbursement and US$5.24 million corresponded to issuance under par, equivalent to $16,820 as of the date of the disbursement collection.

Having expired the offer to repurchase Class “A” Notes on August 9, 2019, the Company used US$34.15 million to repurchase these Notes. Additionally, on July 23, 2019, the Company informed CNV regarding the use of part of the funds received by the above mentioned Notes, to partial prepay the Term Loan (loan requested in October 2018) of US$100 million, which were paid on July 25, 2019.

As of September 30, 2019, an amount of $50,153 of Telecom’s Notes remained unpaid.

b)   Notes of Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended section 3, 7, 9 and 10 of its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo, from the registration of the modification of its bylaws in the Public Registry, in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of January 4, 2019) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the Paraguayan National Securities Commission authorized the mentioned Program through Resolution No. 11E/19. Under such Program, Núcleo proceeded to issue Notes in two Series with the following conditions:

Series I

Issuance date: March 12, 2019.

Amount involved: 120,000,000,000 of Guaraníes (approximately $841 as of the date of issuance).

Expiration Date: 60 months from its issuance date (March 12, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: March 28, 2019.

Amount involved: 30,000,000,000 of Guaraníes (approximately $210 as of the date of issuance).

Expiration Date: 60 months from its issuance date (March 28, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 26, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

As of September 30, 2019, an amount of $1,364 remained unpaid.

By purchase of equipment

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date.

The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The financing consists of a tranch “A” and a tranch “B” whose disbursed capital will accrue interest at an annual rate equivalent to LIBO plus 1.04 percentage points payable semiannually and will be payable in 14 equal and consecutive semiannual installments.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera surplus equivalent to 7.82% of the total amount committed by the lenders under the line of credit.

On May 23, 2019, a disbursement for a total amount of US$36 million (US$30.6 million were received, because US$2.8 million corresponding to debt issuance expenses were deducted from the initial disbursement and US$2.6 corresponding to the payment of the first installment). This debt accrues interest at a rate equivalent to LIBO plus 1.04 percentage points payable semiannually in 13 consecutive semiannual equal installments from November 2019 with maturity date in November 2025.

Additionally, the Company has debt agreements with Cisco related to purchase equipment financing. During the nine-month period ended September 30, 2019, the Company received from Cisco Systems Capital Corporation, additional financing amounting to approximately US$37 million under these agreements. Such agreements have an average maturity term of forty-nine months with partial repayments and accrue an average annual interest of 4 percentage points.

As of September 30, 2019, an amount of $5,906 of the above-mentioned loans by purchase of equipment remained unpaid.

As of September 30, 2019, loans’ fair value amounted to $141,138 and its carrying value amounted to $146,230.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	September 30,	December 31,
Current	2019	2018
Salaries, annual complementary salaries, vacation and bonuses	5,706	6,021
Social security payables	1,209	1,762
Termination benefits	509	407
	7,424	8,190
Non-current
Termination benefits	609	478
	609	478
Total salaries and social security payables	8,033	8,668

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	September 30,	December 31,
	2019	2018
Tax carryforward	(4,401)	(3,946)
Allowance for doubtful accounts	(1,340)	(1,273)
Provisions	(1,317)	(1,463)
PP&E and Intangible assets	46,759	41,018
Cash dividends from foreign companies	539	575
Inflation adjustment effect	5,679	-
Other deferred tax liabilities (assets), net	772	(97)
Total deferred tax liabilities, net	46,691	34,814
Actions for recourse tax receivable	(818)	(1,127)
Total deferred tax liability, net	45,873	33,687

Net deferred tax assets	(135)	(107)
Net deferred tax liabilities	46,008	33,794

Following, Income tax (expense) benefit differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Nine-month periods ended September 30,
	2019	2018
	Profit (loss)
Pre-tax loss	(165)	(22,975)
Non-taxable items - Earnings from associates	204	(209)
Non-taxable items – Other	(340)	(36)
Inflation effect of Equity, goodwill and other	50,569	25,271
Subtotal	50,268	2,051
Weighted statutory income tax rate (*)	24.86%	21.36%
Income tax expense at weighted statutory tax rate	(12,496)	(438)
Inflation adjustment effect	(8,519)	-
Restatement of Deferred liability at current currency	8,537	11,788
Income tax on cash dividends of foreign companies	(54)	(59)
Income tax (expense) benefit	(12,532)	11,291

Current tax expense	(141)	(186)
Deferred tax (expense) gain	(12,391)	11,477

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 30% for the periods presented (since January 1st, 2020, the statutory tax rate will be 25%). In Paraguay is 10% plus an additional rate of 5% in case of payment of dividends for the periods presented, in Uruguay is 25% for the periods presented and in the USA the effective tax rate is 26.5% for the periods presented.

•                  Inflation adjustment

Law No. 27,430 and its amendment and Law No. 27,468 provide that, effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of the accumulated CPI in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the CPI, calculated from the beginning of the first year to the end of each year, is 55%, 30% and 15% higher, respectively. Likewise, it is foreseen that the restatement for positive or negative inflation, depending on the case, corresponding to the first, second and third fiscal year beginning on January 1, 2018 that must be calculated in order to verify the anticipated assumptions, should be recognized one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

In 2018 accumulated variation of CPI did not meet 55%. Therefore, inflation adjustment procedure was not applied in that fiscal year.

As of the date of these consolidated financial statements, the accumulated variation of the CPI is higher than the percentage established to apply the tax inflation adjustment. Therefore, and in accordance with a comprehensive interpretation of the applicable standards, the Company recognizes the accounting impacts of the inflation adjustment of income tax.

•                  Income tax - Actions for recourse filed with the Tax Authority

As detailed in Note 15 to the consolidated financial statements as of December 31, 2018, the Company initiated in 2015, 2016, 2017 and 2018 actions for recourse in AFIP to claim the total income tax paid in excess for fiscal years 2009, 2010, 2011, 2012 and 2013 for considering confiscatory the non-application of the adjustment for tax inflation.

On September 24, 2019 Telecom was notified of the resolutions dated September 12, 2019 and August 30, 2019 in which the AFIP has rejected the actions for recourse corresponding to fiscal years 2009 and 2010 respectively. On October 15, 2019, Telecom filed two actions for recourse before the National Court of First Instance, since the Company’s Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Argentina in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

NOTE 14 –TAXES PAYABLES

	September 30,	December 31,
Current	2019	2018
Income tax (*)	22	16
Other national taxes	1,873	931
Provincial taxes	319	1,999
Municipal taxes	311	247
	2,525	3,193
Non- current
Provincial taxes	17	36
	17	36
Total taxes payables	2,542	3,229

NOTE 15 – LEASES LIABILITIES

	September 30,	December 31,
	2019	2018
Current	2,829	-
Non-current	3,657	-
Total leases liabilities	6,486	-

NOTE 16 – OTHER LIABILITIES

	September 30,	December 31,
Current	2019	2018
Deferred revenues on prepaid calling cards	751	978
Deferred revenues on connection fees and international capacity leases	130	105
Deferred revenues on construction projects	188	443
Customer loyalty program	177	238
Irrevocable Call and Put Option on the Shares of AVC (Note 26.h)	102	-
Compensation for directors and members of the Supervisory Committee	12	65
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	4	-
Other (*)	294	288
	1,658	2,117
Non-current
Deferred revenues on connection fees and international capacity leases	265	350
Pension benefits	342	337
Customer loyalty program	288	386
Other (*)	460	527
	1,355	1,600
Total other liabilities	3,013	3,717

(*) Includes deferred revenue from subsidiaries for government subsidies for the acquisition of PP&E.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2018	Additions			Decreases	Balances as of September 30, 2019
		Capital (i)	Interest (ii)	Reclassifications
Current
Provisions	1,024	171	-	2,156	(2,442)	909
Total current provisions	1,024	171	-	2,156	(2,442)	909
Non- Current
Provisions	4,093	687	1,000	(2,156)	-	3,624
Asset retirement obligations	682	1	156	-	(216)	623
Total non-current provisions	4,775	688	1,156	(2,156)	(216)	4,247

Total provisions	5,799	859	1,156	-	(2,658)	5,156

	Balances as of December 31, 2017	Incorporation by merger	Additions		Reclassifications	Decreases	Balances as of September 30, 2018
			Capital (i)	Interest (ii)
Current
Provisions	-	825	87	-	1,630	(1,787)	755
Total current provisions	-	825	87	-	1,630	(1,787)	755
Non- Current
Provisions	1,738	2,551	857	641	(1,630)	-	4,157
Asset retirement obligations	479	754	11	120	-	(327)	1,037
Total non-current provisions	2,217	3,305	868	761	(1,630)	(327)	5,194

Total provisions	2,217	4,130	955	761	-	(2,114)	5,949

(i)               Charged to Other operating income and expenses.

(ii)             Charged to Other financial results, net, interests on provisions line item.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of September 30, 2019

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Income tax assets
Total due	-	-	5,407	15	-
Not due
Fourth quarter 2019	37,554	1,218	9,777	1,884	-
First quarter 2020	-	1	651	1,749	-
Second quarter 2020	-	2	272	2,209	-
Third quarter 2020	-	30	85	126	-
October 2020 thru September 2021	-	489	101	1,260	-
October 2021 thru September 2022	-	317	-	99	-
October 2022 and thereafter	-	250	-	83	-
Not date due established	-	1	-	204	135
Total not due	37,554	2,308	10,886	7,614	135
Total	37,554	2,308	16,293	7,629	135

Balances bearing interest	35,884	2,307	1,761	152	-
Balances not bearing interest	1,670	1	14,532	7,477	135
Total	37,554	2,308	16,293	7,629	135

Average nominal annual interest rate (%)	(a)	(b)	(c)	10.5	-

(a)              56 are assets in Argentine pesos bearing interests at annual rates of 34% and 35,828 are assets in foreign currency bearing interests at annual rates between 0.75% and 6.5%.

(b)              Are assets in foreign currency bearing interests at annual rates between 3.24% and 8.75%.

(c)              1,622 bear interests at an annual rate of 59.4%, 114 bear interests at an annual rate of 36% and 25 bear interests at an annual rate of 91.3%.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Leases liabilities	Other liabilities	Income tax payables
Total due	2,380	-	-	-	-	-	-
Not due
Fourth quarter 2019	26,067	8,095	4,122	2,501	1,310	1,245	-
First quarter 2020	846	11,596	1,700	3	251	134	-
Second quarter 2020	296	4,761	1,524	19	957	146	-
Third quarter 2020	181	6,305	78	2	311	133	-
October 2020 thru September 2021	1,383	50,473	280	10	1,680	471	-
October 2021 thru September 2022	208	29,906	169	7	625	186	-
October 2022 and thereafter	134	35,094	160	-	1,352	698	-
Not date due established	-	-	-	-	-	-	46,008
Total not due	29,115	146,230	8,033	2,542	6,486	3,013	46,008
Total	31,495	146,230	8,033	2,542	6,486	3,013	46,008

Balances bearing interest	-	146,200	-	26	-	-	-
Balances not bearing interest	31,495	30	8,033	2,516	6,486	3,013	46,008
Total	31,495	146,230	8,033	2,542	6,486	3,013	46,008

Average nominal annual interest rate (%)	-	(d)	-	18.0	(e)	-	-

(d)              7,534 are liabilities in Argentine pesos bearing interests at annual rates between 20% and 55.8%, 138,493 are liabilities in foreign currency bearing interests at annual rates between 3.62% and 8.88% and 173 bear interests at an annual interest of 2.22%.

(e)              See Note 1.f).

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of September 30, 2019 and December 31, 2018 are the following:

	09.30.2019	12.31.2018
	In equivalent millions of Argentine pesos
Assets	47,230	23,561
Liabilities	(166,694)	(124,229)
Liabilities Net	(119,464)	(100,668)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of September 30, 2019 amounting to US$151 million, therefore the net liability not hedged amounts to approximately US$1,921 million as that date.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2019 and December 31, 2018 is as follows:

	As of September 30, 2019
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	18,131	2,583	(33,333)	(902)
Offsetting	(1,838)	(30)	1,838	30
Current and non-current assets (liabilities) – Booked value	16,293	2,553	(31,495)	(872)

	As of December 31, 2018
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	25,787	2,934	(33,977)	(527)
Offsetting	(1,723)	(43)	1,723	43
Current and non-current assets (liabilities) – Booked value	24,064	2,891	(32,254)	(484)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators, including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders amounting in the aggregate to approximately $48,217 as of September 30, 2019 (of which $13,490 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

NOTE 20 – EQUITY

Equity includes:

	September 30,	December 31,
	2019	2018
Equity attributable to Controlling Company	281,806	310,766
Equity attributable to non-controlling interest	4,343	4,444
Total equity (*)	286,149	315,210

(*) Additional information is given in the consolidated statements of changes in equity.

As of September 30, 2019, the total capital stock of Telecom Argentina amounted to $2,157,472,731, represented by the same number of book-entry ordinary shares with nominal value of $1 Argentine peso, of which 2,153,688,011 are entitled to one vote per share, since 3,784,720 are treasury shares that were acquired by the Company.

Capital Reduction. Cancellation of Treasury Shares.

First Tranch as of June 30, 2019

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between May 28, 2019 and June 28, 2019, Telecom Argentina reduced its capital stock by the operation of law for a nominal value of $3,672,960, through the cancellation of 3,672,960 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares. After this reduction made by the operation of law, the capital stock of Telecom Argentina as of June 30, 2019 was composed of a total of 2,165,236,424 book-entry ordinary shares with nominal value of $1 Argentine peso each and entitled to one vote per share, broken down as follows: Class “A” shares: 683,856,600; Class “B” shares: 639,502,300; Class “C” shares: 210,866; Class “D” shares: 841,666,658.

On July 1, 2019, the Company made a filing with the CNV in connection with the reduction of its capital stock for a nominal value of $ 3,672,960 for its subsequent registration with the Public Registry of Commerce within the General Board of Corporations. This reduction was registered in the General Board of Corporations on September 19, 2019.

Second Tranch as of September 30, 2019

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between July 1st, 2019 and September 30, 2019, Telecom Argentina reduced its capital stock by the operation of law for a nominal value of $7,763,693, through the cancellation of 7,763,693 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares. After this reduction made by the operation of law, the capital stock of Telecom Argentina as of September 30, 2019 was composed of a total of 2,157,472,731 ordinary shares, with nominal value of $1 Argentine peso each and entitled to one vote per share, broken down as follows: Class “A” shares: 683,856,600; Class “B” shares: 631,738,607; Class “C” shares: 210,866; Class “D” shares: 841,666,658.

On October 11, 2019, the Company made a filing with the CNV in connection with the second tranche reduction of its capital stock for a nominal value of $7,763,693 for its subsequent registration with Public Registry of Commerce within the General Board of Corporations.

As a consequence of the capital reductions mentioned in the previous paragraphs, the Company recognized a decrease in its treasury shares of $11, a decrease in the Inflation Adjustment of $640 and a decrease in the Treasury Shares Acquisition Cost of $1,773 offset by a variation in Retained earnings of $1,122.

As of September 30, 2019, the Company held 3,784,720 Class “B” ordinary shares as treasury shares, which reduction by the operation of law became effective between October 1st, 2019 and November 5, 2019, pursuant to Section 67 of the Capital Markets Law.

Public Offering Authorization and Listing of Telecom Argentina’s Shares issued as a result of the Merger by absorption between Telecom Argentina y Cablevisión

Through Resolution No. RESFC-2019-20407-APN-DIR#CNV issued on September 4, 2019, the Board of Directors of the CNV authorized the public offering of 1,184,528,406 book-entry ordinary shares of Telecom, with nominal value of $1 each and entitled to one vote per share, to be delivered to the shareholders of Cablevisión as a result of the Merger by absorption between Telecom Argentina and Cablevisión and upon the capital stock increase approved at the Telecom Argentina S.A. General Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017 and at the Board of Directors’ Meeting held on January 1, 2018.

Additionally, on September 10, 2019, the Buenos Aires Stock Exchange, in exercise of the powers delegated pursuant to Article 32, subsection b) of Law No. 26,831, authorized the listing of 1,184,528,406 book-entry ordinary shares with nominal value of $1 each and entitled to one vote per share, of which 342,861,748 are Class “A” shares and 841,666,658 are Class “D” shares of Telecom Argentina.

Therefore, as of the date of these financial statements all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2019	2018	2019	2018
Mobile Services	18,806	19,657	54,829	61,857
Internet Services	11,728	13,058	35,859	40,003
Cable Television Services	10,874	12,336	33,390	38,283
Fixed and Data Services	8,422	7,827	25,021	23,297
Other services revenues	164	434	542	864
Subtotal Services revenues	49,994	53,312	149,641	164,304
Equipment revenues	3,112	4,132	10,058	13,594
Total Revenues	53,106	57,444	159,699	177,898

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $145,300 and $149,562 for the nine-month periods ended September 30, 2019 and 2018, respectively. The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2019	2018	2019	2018
Employee benefit expenses and severance payments	Profit (loss)		Profit (loss)
Salaries, Social security expenses and benefits	(8,835)	(9,238)	(26,836)	(28,246)
Severance indemnities	(1,088)	(1,031)	(2,923)	(2,151)
Other employee expenses	(311)	(275)	(649)	(708)
	(10,234)	(10,544)	(30,408)	(31,105)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(3,526)	(3,042)	(9,995)	(9,043)
Fees for services	(2,501)	(2,934)	(7,190)	(8,097)
Directors and Supervisory Committee’s fees	(25)	(32)	(38)	(106)
	(6,052)	(6,008)	(17,223)	(17,246)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2019	2018	2019	2018
Taxes and fees with the Regulatory Authority	Profit (loss)		Profit (loss)
Turnover tax	(1,892)	(2,440)	(5,790)	(7,826)
Municipal taxes	(493)	(611)	(1,656)	(1,933)
Other taxes and fees	(1,670)	(1,454)	(5,063)	(4,560)
	(4,055)	(4,505)	(12,509)	(14,319)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(3,782)	(4,499)	(3,952)	(261)
Plus:
Incorporation by merger	-	-	-	(3,813)
Purchases	(2,340)	(3,672)	(7,682)	(11,218)
Other	197	142	492	166
Less:
Inventory balance at the end of the period	3,647	4,964	3,647	4,964
	(2,278)	(3,065)	(7,495)	(10,162)
Other operating income and expenses
Provisions	(366)	(298)	(856)	(904)
Rentals and internet capacity	(1,214)	(1,276)	(3,415)	(3,439)
Other	(1,139)	(1,645)	(3,543)	(5,254)
	(2,719)	(3,219)	(7,814)	(9,597)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets
Depreciation of PP&E	(10,757)	(10,111)	(30,949)	(27,704)
Amortization of intangible assets	(2,135)	(1,875)	(5,653)	(5,566)
Amortization of rights of use assets	(717)	(25)	(2,195)	(81)
Impairment of PP&E	77	(176)	(23)	(456)
	(13,532)	(12,187)	(38,820)	(33,807)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 09.30.2019	Total 09.30.2018
Employee benefit expenses and severance payments	(16,921)	(4,780)	(8,707)	(30,408)	(31,105)
Interconnection and transmission costs	(5,102)	-	-	(5,102)	(5,701)
Fees for services, maintenance, materials and supplies	(8,642)	(3,586)	(4,995)	(17,223)	(17,246)
Taxes and fees with the Regulatory Authority	(12,424)	(33)	(52)	(12,509)	(14,319)
Commissions and advertising	-	(670)	(8,868)	(9,538)	(11,312)
Cost of equipment and handsets	(7,495)	-	-	(7,495)	(10,162)
Programming and content costs	(12,043)	-	-	(12,043)	(12,760)
Bad debt expenses	-	-	(4,348)	(4,348)	(3,553)
Other operating income and expenses	(4,826)	(968)	(2,020)	(7,814)	(9,597)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(31,325)	(2,388)	(5,107)	(38,820)	(33,807)
Total as of 09.30.2019	(98,778)	(12,425)	(34,097)	(145,300)
Total as of 09.30.2018	(101,133)	(11,535)	(36,894)		(149,562)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2019	2018	2019	2018
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(2,702)	(1,707)	(6,640)	(4,070)
Foreign currency exchange losses on financial debts (**)	(23,221)	(41,661)	(17,148)	(57,553)
Total debt financial expenses	(25,923)	(43,368)	(23,788)	(61,623)
Interests	56	764	1,379	1,886
Taxes and bank expenses	(493)	(647)	(1,468)	(1,789)
Other foreign currency exchange gains	7,044	9,839	8,340	903
Financial discounts on assets, debts and other	52	6	3	6
Gains (losses) on operations with notes and bonds	(24)	1,078	172	1,583
Bonds credit risk results	(2,416)	-	(2,416)	-
Interests on provisions	(461)	(294)	(1,156)	(761)
Financial expenses on pension benefits	(29)	(24)	(95)	(78)
RECPAM	2,428	3,200	4,763	8,375
Other	(23)	(6)	(94)	(22)
Total other financial results, net	6,134	13,916	9,428	10,103
Total financial results, net	(19,789)	(29,452)	(14,360)	(51,520)

(*) Includes 39 and (13) corresponding to net income (losses) generated by NDF in the nine-month periods ended September 30, 2019 and 2018, respectively. Likewise, includes 230 and 191 corresponding to activation of interests in works in progress in the nine-month periods ended September 30, 2019 and 2018, respectively.

(**) Includes (762) and 2,605 corresponding to net (loss) income generated by NDF in the nine-month periods ended September 30, 2019 and 2018, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of September 30, 2019, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.11% of the total capital stock of the Company. Likewise, and as mentioned in point e) below, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, shares representing 10.90% of the total share capital of the Company so the shares subject to such agreement represent 21.80% of the total share capital of the Company (the “Shares in Trust”).

As follows from the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

b)            Related Parties

For the purposes of these unaudited Consolidated Financial Statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	September 30,	December 31,
Other receivables	2019	2018
La Capital Cable S.A.	31	107
Teledifusora San Miguel Arcángel S.A.	10	26
Ver T.V. S.A.	25	65
	66	198
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.(1)	-	3
	-	3

•                  Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2019	2018
Other Related parties	125	127
	125	127
CURRENT LIABILITIES
Trade payables
Other Related parties	722	779
	722	779
Other liabilities
Other Related parties	4	-
	4	-

(1)                  Associate Company throughout PEM.

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Nine-month periods ended September 30,
		2019	2018
		Profit (loss)
		Revenues
La Capital Cable S.A.	Services revenues	34	31
		34	31
		Operating costs
La Capital Cable S.A.	Fees for services	(26)	(25)
		(26)	(25)
		Financial Results
La Capital Cable S.A.	Loan interests received	-	(2)
		-	(2)

•                  Related Parties

	Transaction	Nine-month periods ended September 30,
		2019	2018
		Profit (loss)
		Revenues
Other Related parties	Services revenues	110	128
		110	128
		Operating costs
Other Related parties	Programming costs	(1,647)	(1,755)
Other Related parties	Editing and distribution of magazines	(462)	(587)
Other Related parties	Advisory services	(198)	(270)
Other Related parties	Advertising purchases	(251)	(350)
Other Related parties	Other purchases and commisions	(73)	(115)
		(2,631)	(3,077)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)             Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the “Trust Agreement”) was regularized, under which Fintech Telecom LLC and VLG S.A.U. (i) each contributed 235,177,350 shares of Telecom in a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC.

f)                Public Tender Offer (“PTO”) due to Change of Control by CVH

On June 10, 2019, and in connection with the PTO, (see Note 27 a) to the Consolidated Financial Statements as of December 31, 2018, CVH notified the Company that on that date CVH had been served with the decision rendered on May 9, 2019 in re “Burgueño Daniel v. EN-CNV on Preliminary Injunction (Autonomous)” (File 89,537/2018) pending in Federal Court on Administrative Matters No. 1, Chamber No. 1, whereby that Court decided, as a preliminary injunction, to suspend the proceeding related to the Public Tender Offer of Class B Shares of Telecom Argentina initiated by CVH with the CNV, until such Commission decides, where appropriate, on the enforcement of the new regulation (Resolution No. 779/18) or until the maximum term provided under Article 5 of Law No. 26,854 expires.

On the other hand, on July 19, 2019, CVH notified the Company that on that date it had been served with the decision rendered by Chamber 1 of the Court of Appeals on Federal Civil and Commercial Matters of this City in re “Cablevisión Holding S.A v. Comisión Nacional de Valores on Injunctions” (File No. 7,998/2018), pending in the National Court of First Instance on Civil and Commercial Matters No. 3, whereby that Court revoked the injunction requested by CVH that had ordered the CNV to refrain from resolving and deciding on the authorization of the PTO submitted and formulated by CVH. Additionally, in such notice, CVH stated that: (a) in its decision, the above-mentioned Chamber ordered that any appeal that may be eventually filed by CVH against any decision rendered by the CNV in connection with the PTO shall have staying effects; (b) the main action remains pending before the Court of First Instance, and (c) the PTO submitted by CVH falls within the scope of the injunction ordered in re “Burgueño Daniel v. EN - CNV on Preliminary Injunction (Autonomous)” mentioned in the previous paragraph, which, to date, is fully enforceable and in effect.

Additionally, on November 1, 2019, the Company received a note from CVH informing that, on that date, it had been notified of the resolution of Chamber V of the Federal Administrative Contentious Appeals Court issued on October 25, 2019. The mentioned resolution rejects the appeal filed by CNV, confirm the jurisdiction to treat the precautionary measure initiated and the resolution issued by the Federal Administrative Contentious Court No. 1, Secretariat No. 1, which provided, as a precautionary measure, the suspension of the procedure related to the Telecom Class “B” Shares’ OPA, initiated by CVH in CNV, until CNV decides on the application of the new regulation (Resolution No. 779/18) or until the maximum period established in Article 5 of Law No. 26,854 is met.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (ordinary stock plus inflation adjustment of ordinary stock).

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

a)             Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010, having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office.

Notwithstanding the foregoing, it should be noted that as of the date of these Interim Financial Statements, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata, upon being notified the SCI and the Ministry of Economy of such decision on September 12, 2011, became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Court of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed.

Between March 2011 and October 2014 were published in the Official Gazette successive resolutions based on Resolution 50/10 that regulated the prices that Cablevision should charge in those months to users. These resolutions were challenged and suspended due to the aforementioned injunction. Notwithstanding the foregoing, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

On September 23, 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Court of Mar del Plata in which declared the unconstitutionality of certain articles of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against the decision issued by the Court of Mar del Plata.

Decisions to be made based on these Interim Financial Statements shall consider the potential impact that the abovementioned resolutions might have on the Company and its subsidiaries, and the Company’s Interim Financial Statements should be read in light of such circumstances.

The Company’s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense.

b)            Claim “Unión de Usuarios y Consumidores y otro c/Telecom Argentina S.A.”

On September 3, 2019, Telecom (as surviving company of Cablevisión) was notified with a class action brought by “Unión de Consumidores y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Secretariat No. 17, for unspecified amounts.

In the class action, the claimants requested the Company to credit to its subscribers the increases made in September and October 2018 and in January 2019 and the increases that may be made for as long as the claim remains pending for Internet services, subscription broadcasting services and other information technology and communication services and other supplementary services (all of those services provided under the brands Cablevisión and Fibertel), plus interest accrued until the date of the effective credit. The claimants allege that the Company infringed certain provisions set forth under the General Rules Governing TIC and Communication Services Customers Regulation and Law No. 24,240 related to the terms and the way in which subscribers shall be notified of changes in the prices of those services.

The Company, based on the advice of its legal counsel, considers that it has strong arguments for its defense. However, the final outcome of this claim cannot be assured.

c)             Claims of some Content Providers to the Company

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the expiration of agreements with content providers, some of them were notified that such agreements will not be renewed.

Under those notifications, some companies requested and obtained precautionary measures. Currently, only one of them is still pending of resolution.

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators Providers of Audiotext and Mass Calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of those providers. In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On July 3, 2019, ENACOM provided through Resolution No. 2019-2540-APN-ENACOM # JGM to terminate Resolution No. 1.122 / 2017 of the Register of the NATIONAL COMMUNICATIONS ENTITY and Resolution No. 184-SC / 1997.

d)            Code of Corporate Governance

CNV Resolution No. 797/19 (the “Resolution”), published in the Official Gazette on June 19, 2019, amended Title IV – “Régimen Informativo Periódico” - of CNV General Resolution No. 622/2013. The Resolution replaces the previous Code of Corporate Governance added as Exhibit III of such Title IV of the Regulation and adds as Exhibit IV the Model of such Code. Additionally, it sets forth that, on an annual basis and as from the approval of the financial statements as of December 31, 2019, entities in the public offering regime shall include in their annual reports a Report on the Code of Corporate Governance in which they shall report whether they apply the principles and practices recommended by such Code in its current version and in which way they comply with its requirements. In those cases in which they do not apply any recommended practice, such entities shall explain how they comply with the relevant principle through the application of another practice, or how they will apply such practice in the future or, otherwise, they shall state the reasons why they do not consider such practice appropriate or applicable for the relevant entity.

e)           Purchase of a share of PEM.

On June 27, 2019, the Company acquired a registered non-endorsable ordinary share, with nominal value of $1 Argentine peso and entitled to one vote per share, representing 0.00000738% of the capital stock and votes of PEM for a total amount of $ 10,000 Argentine pesos. Upon this acquisition, Telecom has 100% of the capital stock of PEM.

f)              Stock Purchase Agreement with Tuves

On May 10, 2019, Núcleo executed a stock purchase agreement with TU VES, a company incorporated under the laws of the Republic of Chile, owner of 30% of Tuves Paraguay. This purchase agreement, subject to the authorization of the CONATEL, provided for the purchase of 211,848 Series B registered ordinary shares, all of them entitled to one vote per share, representing the percentage indicated above for US$1 million ($54).

On August 14, 2019, the CONATEL approved the transaction and on September 4, 2019, Núcleo effectively acquired 211,848 Series B ordinary shares (representative of 30% of Tuves Paraguay capital stock and votes).

This operation represents a transaction between the controlling and non-controlling shareholders in the consolidated financial statements. For this reason, the non-controlling interest of $85 as of September 30, 2019 and the difference between the purchase price of $31 was recorded in “Other deferred” within Net Equity attributable to controlling shareholders as of such date, in accordance with IFRS 10.

In order to guarantee the plurality of partners required by the Paraguayan legislation, Telecom and ABC Telecomunicaciones S.A., acquired two shares and one share of Tuves Paraguay from Núcleo, respectively, for a proportional price per share of such paid by Núcleo to TU VES, which amounted to US$4.72 per share.

g)          Regulatory Framework

SC Resolution No. 38/14

On October 31, 2014, the Public Auction process approved by SC Resolution No. 38/14 for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the SRMC, as well as those of the new spectrum for the SCMA was carried out. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8 by Resolution SC N° 79/14 (SCMA) and Resolutions SC N °80/14, 81/14, 82/14 and 83/14 (PCS and SRMC).

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot No. 8. Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

The Auction Terms and Conditions also established demanding coverage and network deployment obligations, demanding significant investments by the Company.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority). Subsequently, in Decree No. 1,340/16, it was established that the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in such bands in the area of Area II (AMBA). On August 30, 2018, the Resolution No. 528/18 was issued, in which it was stated that on February 27, 2018, the effective migration of such services has been verified.

Through Secretary of Modernization Resolution No. 865/2019 published in the Official Gazette on June 5, 2019, it was provided that the SCM (Mobile Communications Services) providers awarded of such Auction must enter into automatic national roaming agreements or other alternative technical infrastructure sharing solutions for the provision of its services in roads and locations between 500 and 10,000 inhabitants, during the period established for the fulfillment of its obligations of network deployment and coverage, and up to the end of the Auction.

General Rules Governing Interconnection and Access

Through Resolution No. 4,266/2019 issued on October 8, 2019, the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges in effect established under ENACOM Resolutions Nos. 4,952/2018, 1,160/2018 and 1,161/2018, for calls made as from August 1, 2019, will be of $45.25 for each US dollar. In subsequent months, the exchange rate to be applied may not exceed 6% of the exchange rate established for the previous month and in no case it may exceed the selling exchange rate established by Banco de la Nación Argentina prevailing on the last business day of the month in which the services are rendered. This Resolution shall be applicable to services provided until December 31, 2019 inclusive.

Implementation of the Rules for the Registration of Mobile Communications Service Customers

On December 2, 2016, the ENACOM published Resolution No. 8,507 - E/2016, whereby it approved the Rules for the Registration and Validation of the Identity of the Account Holder Users of Mobile Communication Services.

Through Resolution No. 466/2018, published in the Official Gazette on October 19, 2018, the term for the registration and validation of all the preexisting prepaid customers was extended until October 31, 2018.

On May 31, 2019, the ENACOM issued Resolution No. 2,249/2019, which established that as of June 1, 2019 the Providers of Mobile Telecommunications Services are required to cancel the mobile lines that were not registered as of the date of publication of the mentioned resolution, except in those cases in which customers have the possibility to request the providers’ Customer Service Center the registration of the holder of the mobile line and emergency services pursuant to the provisions of Resolution No. 8,507 issued by the ENACOM on December 1st, 2016.

The Company has conducted all the necessary actions and implementations required to fulfill the guidelines for the registration of its customers, as provided by the mentioned regulation.

“ENACOM Resolutions No. 840/18, No. 1,196/18 and No. 4,353/18 – New Regime for Radioelectric Spectrum Fees”

On February 27, 2018, Resolutions No. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

In accordance with the provisions of Resolution No. 4,353/18, published in the Official Gazette on May 24, 2018, the new Regime for Radio-electric Rights and Tariffs will not have an impact until August 31, 2018. This Resolution suspends the effects of Resolutions No. 840/18 and No. 1,196/18, from its publication until August 31, 2018. During this period, the Radioelectric Rights corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) that are accrued, will be paid in accordance with the regime prior to the one established by Resolutions No. 840/18 and No. 1,196/18. The affidavits corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA), which expire in the months of April and May 2018, that had not been prepared in accordance with the provisions of Resolution ENACOM No. 840/2018, must be submitted rectified and pay the resulting differences on October 10, 2018.

Telecom submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May), and has paid (under protest) the respective amounts. Telecom started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

Through Resolution ENACOM No. 4,266/2019 issued on October 8, 2019, the basis for calculating the Radioelectric Spectrum Fees corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) was modified based on the Affidavits whose expiration operates after the date of publication of the Resolution. This modification represents a reduction in the applicable rate for payment of DER for these services.

h)            Offer for an Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors.

The Assignors are the holders of 497,479 ordinary shares with nominal value of $1 each, representing 40% of the capital stock. The call option, which may be exercised since October 1st, 2019 until September 30, 2024, conveys to Telecom the right, but not the obligation, to purchase the shares from the Assignors. On the other hand, the put option conveys to the Assignors the right, but not the obligation, to sell the shares to Telecom. The call and put options include, together with the shares, the assignment and transfer of all the equity and political rights inherent to them.

In case that the option is exercised, Telecom shall pay to the Assignors US$720,000 and the equivalent amount in Argentine Pesos of 45,536 CATV average monthly fees within the terms and provisions set forth in the agreement (approximately $102 as of the date of these financial statements). As of the date of these financial statements, Telecom paid US$720,000.

This transaction has an impact on the Company’s consolidated financial statements. Accordingly, a call option liability of $102 has been recognized with an offsetting entry in “Other Deferred” under Equity attributable to controlling shareholders as of September 30, 2019.

i)                Interest in joint operations

The UTE Ertach – Cablevisión is engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and its municipalities in a single data communication provincial network. The UTE was created in April 2005 and currently has an agreement with the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires, which was approved under Decree No. 2017-166-E-GDEBA-GPBA.

On April 26, 2019, the UTE was notified by the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires of the decision to extend the agreement for a period of six months since May 1st, 2019.

As of the date of these consolidated financial statements, the contractual term and its respective extensions have been met. The Telecommunications Provincial Direction initiated the “Services Conclusion Phase” in accordance with the above-mentioned agreement and there are still remaining services provided by the UTE contemplated in such agreement.

According to this, and considering that in the above-mentioned agreement was established the possibility of continuing providing services after the expiration of the indicated terms, the UTE is obliged to continue with the provision of services, beyond the new terms that could be established by the Province of Buenos Aires.

NOTE 27 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2019

a) Total Reversal of the Facultative Reserve for Future Dividend Payments and Partial Reversal of the Facultative Reserve to Maintain the Capital Investments Level and the Current Level of Solvency. Distribution of Cash Dividends

Telecom Argentina General Ordinary Shareholders’ Meeting held on October 10, 2019 decided to distribute dividends for US$300 million, payable in cash in unrestricted US dollars. To such effect, the shareholders approved the total reversal of the “Facultative reserve for future dividends”, which in constant currency as of August 31, 2019 amounted to $15,431 and the partial reversal of the “Facultative reserve to maintain the capital investments level and the current level of solvency” for $1,955 (both reversals account for $17,387). Therefore, under the reference exchange rate set by the Central Bank of Argentina- Communication “A” 3,500 dated October 9, 2019 ($57.9), those amounts to US$300 million.

In accordance with the resolutions of such Shareholders’ Meeting, the dividends were made available to shareholders on October 18, 2019. The amount paid for each outstanding share with nominal value of $1 was US$0.139295942 (or $8.073244551 for shareholders that decided to collect the amount in pesos).

b) Modification of the Telecom Argentina’s Bylaws

The Extraordinary General Meeting and the Special Meetings of the Class “A” and Class “D” Shares held on October 10, 2019 approved the modification of sections 4, 5 and 6 of the Bylaws, so that the shares Class “A” and Class “D”, currently book-entry, may be represented in a cardboard or scriptural form, as determined by a special meeting of Class “A” or Class “D” shares. The delegation of powers to the Board of Directors was approved to determine the time, terms and condition of issuance of the securities representing the cartular shares, in the event that this was resolved in the future by the respective Special Meetings of Class “A” and Class “D” shares.

c) Conversion of Class “C” shares into Class “B”

In accordance with the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” Shares held on December 15, 2011, and in compliance with the courts provisions, on October 15, 2019, 97,688 Class “C” shares were converted into the same number of Class “B” shares.

d) Merger of Telecom, Ultima Milla, CV Berazategui and the Divided Equity of PEM

On September 10, 2019, Teelcom’s Board of Directors approved the pre-merger commitment between the Company, Ultima Milla, CV Berazategui and PEM, under which Telecom Argentina, as the absorbing company, absorbs by merger Ultima Milla, CV Berazategui (the “Absorbed Companies”) and the Divided Equity of PEM (the “Corporate Reorganization”), generating the corresponding operational, accounting and tax effects. The purpose of the Corporate Reorganization is to unify the operations of Telecom Argentina, Ultima Milla, CV Berazategui and the Excised Equity of PEM, thus increasing efficiency, synergy, cost rationalization and optimizing, through the Corporate Reorganization, the use of the technical, administrative and financial structures of the companies. The Date of the Corporate Reorganization is October 1st, 2019.

As a consequence of the Corporate Reorganization, the Absorbed Companies are dissolved without liquidation, and PEM excises part of its assets and its share capital is reduced proportionally to October 1st, 2019.

Such Corporate Reorganization is carried out in accordance with the provisions of sections 82 and 83 of the LGS, within the framework provided in sections 77 and following of Law No. 20,628 of the Income Tax, with its amending and complementary rules, the Rules of the CNV, the Listed Regulation and other provisions of the BCBA, the rules of the General Board of Corporations and other applicable legal and regulatory rules. The Corporate Reorganization was approved by the General Extraordinary Shareholders’ Meetings and the Telecom Argentina Special Meetings of Class “A” and Class “D” shares and the corresponding Ultima Milla, CV Berazategui and PEM Shareholders’ Meetings held on October 24, 2019.

As a result of the Corporate Reorganization, as of October 1st, 2019, Telecom Argentina assumed all the activities, credits, assets and all the rights and obligations of Ultima Milla, CV Berazategui and the Excised Equity of PEM, as well as those that may exist or occur due to actions or activities before or after such date.

e) Loan by purchase of equipment

On October 25, 2019, the Company received a second disbursement from Finnvera for a total amount of US$11.1 million (US$ 6.4 million were received, because US$4.7 million corresponding to the total premium amount committed for tranche “B” were deducted). This loan accrues an interests rate equivalent to LIBO plus 1.04 percentage points payable in 14 consecutive semiannual installments from May 2020 with maturity date in November 2026.

g) Loan pre-cancellation of Núcleo

On October 23, 2019, within its permanent policy of optimization of term, rate, and structure of its financial liabilities, Núcleo paid in advance a loan with Banco Bilbao Vizcaya Argentaria Paraguay S.A. (BBVA) for a total amount of 20,000 million of Guaraníes (equivalent to approximately $182).

Alejandro Urricelqui
President

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q18	147.00	97.7	5.8
4Q18	140.00	107.9	3.6
1Q19	127.50	110.5	3.0
2Q19	153.50	118.55	5.3
3Q19	153.25	107.05	4.4

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
3Q18	20.21	15.91	20.1
4Q18	18.95	14.20	11.9
1Q19	16.62	14.41	14.9
2Q19	17.95	13.13	35.7
3Q19	18.03	8.94	20.5

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 15, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations